Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

The following email contains forward-looking statements, including expectations regarding the completion of the combination of Symantec and VERITAS and the anticipated timing of such completion, and actual results may differ materially from those contained in such forward-looking statements. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of the following email.

The following is an email distributed to all employees of VERITAS on February 11, 2005.

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FROM: John Brigden
TO: Everyone VERITAS
DATE: Friday, February 11, 2005
SUBJECT: Merger Closing Process

Hello everyone,

As part of our on-going efforts to keep you informed about the proposed merger and integration planning, I would like to review some of the key legal milestones that are important to the closing process, including our S4 filing, regulatory review, and shareholder approval process.

Form S4 Filing

Today we filed our combined-Registration Statement (also known as a Form S4 Filing) with the Securities and Exchange Commission (SEC), which marks the beginning of the registration process with the SEC. Once reviewed and approved by the SEC, this form will be sent to each shareholder of the respective companies in advance of shareholder meetings by both companies to vote on the proposed transaction. Once these meetings are held and shareholder approval obtained (along with the satisfaction of other closing conditions specified in the merger agreement) , the transaction will be ready to close. We anticipate that this process will be completed within the second calendar quarter of this year.

Expiration of HSR Waiting Period and European Commission Filing

Hart-Scott-Rodino Antitrust Improvements Act (HSR) is an antitrust regulation requiring parties involved in mergers and acquisitions above a certain size to notify the federal government before closing the proposed transaction. HSR is intended to give federal antitrust agencies two things: critical information about a transaction and time to analyze that information.

As you may know, we have recently cleared U.S. regulatory antitrust review with the expiration of the 30-day Hart-Scott-Rodino Antitrust Improvements Act (HSR) review period. Our pre-notification application for European competition law clearance with the European Commission is pending.

Next Steps

Until the proposed Symantec-VERITAS merger closes, the parties must continue to act as independent companies and avoid actual integration of operations. However, the parties can and should engage in integration planning activities. To assist you in working through these pre-closing integration planning activities we have provided on VNET “Practical Guidance Re Pre-Closing Activities with Symantec” which can be found on the merger related website at http://vnet.veritas.com/mergerupdate/preclose.

Continue to Adhere to our Communications Policy

Finally, please remember that our Communications Policy provides that only “authorized VERITAS employees” may disclose material information about VERITAS to the media, investors and securities market professionals. If you have any questions regarding communications, please refer to our Communications Policy on VNET: http://vnet/policies/legal/communications.shtml. All communications regarding the merger and integration related activities must be cleared through the Corporate Communications as well. You can also direct your questions to Marlena Fernandez in Corporate Communications or Renee Budig in Investor Relations.

If you have any questions or need further clarification, please contact Michelle VonderHaar, Jaimee King or myself in Legal.

For more information regarding the proposed merger, please visit: http://vnet.veritas.com/mergerupdate/. In addition, I encourage you to continue submitting your questions and comments to internalcommunications@veritas.com.

Regards,

John Brigden
Senior Vice President & General Counsel

Additional Information and Where to Find It

Symantec Corporation and VERITAS have filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing because it contains important information about the merger transaction. Investors and security holders may obtain free copies of this document and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction are included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.